MORGAN KEEGAN & COMPANY, INC.
50 North Front Street
Memphis, Tennessee 38103
February 8, 2007
EDGAR FILING
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Request for Acceleration
Triangle Capital Corporation
Registration Statement on Form N-2
1933 Act File No. 333-138418; 1940 Act File No. 814-00733
Dear Sir or Madam:
     As principal underwriter for Triangle Capital Corporation (the “Fund”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of the Fund’s registration statement on Form N-2 be accelerated to 9 a.m. EST on February 14, 2007. The undersigned is aware of its obligations under the 1933 Act.

Sincerely,
/s/ Larry M. Herman
Name:	Larry M. Herman
Title:	Senior Vice President